

September 27, 2010

Carl D. Lundblad
General Counsel
Tower Bancorp, Inc.
112 Market Street
Harrisburg, PA 17101

> **Re:** **Tower Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 3, 2010**
> **File No. 333-169213**

Dear Mr. Lundblad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 3, 2010

Proxy Statement/Prospectus cover page

1. Please revise to disclose the amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

Questions and Answers about the Merger and the Shareholder Meetings
Why are Tower and First Chester proposing to merge?, page 1

2. Please include a substantive reason for the merger.

What will I receive in the transaction …, page 1

3. Please consider providing prior to the special meeting and through the closing of the merger a toll-free number, website address or other medium through which First Chester shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

Summary

The Companies, page 6

4. Expand the disclosure on First Chester to briefly disclose the formal OCC order, its deteriorating asset quality and the doubt as to its ability to continue as a going concern.

First Chester and Tower Directors and Management May Have Interests in the Merger that Differ from Your Interests, page 10

5. Change the heading to specify that the interests are financial.

6. Quantify the compensation to be received as a result of board positions, employment agreements, change of control agreements, supplemental benefit retirement plans, stock options, restricted stock plans, vesting of options and restricted stock, employee benefit plans and other benefits.

The Rights of Tower Shareholders and First Chester Shareholders are Different, page 10

7. Please expand to briefly disclose the material differences in shareholder rights. Consider tabular disclosure, if appropriate to increase clarity and readability.

Selected Historical Financial Data of First Chester, page 17

8. On page 18 you have both the 2009 and 2010 six months ended columns marked as June 30, 2010. Please revise.

Opinion of First Chester's Financial Advisor, page 54

9.   We note that First Chester disclosed financial projections to Sandler O'Neill. Please revise your proxy statement/prospectus to disclose the financial projections.

Sandler O'Neill Relationship, page 64

10.   Please revise to disclose the information required by Item 1015(b)(4) of Regulation M-A. See Item 4(b) of Form S-4.

Tower's Reasons for the Merger, page 65

11.   If the pro forma earnings per share accretion for Tower shareholders has been quantified, please disclose.

12.   If the projected reduction in the combined company's operating expenses has been quantified, please disclose.

Opinion of Tower's Financial Advisor, page 67

13.   We note that Tower and First Chester disclosed financial projections to KBW. Please revise your proxy statement/prospectus to disclose the financial projections.

Material U.S. Federal Income Tax Consequences of the Merger, page 98

14.   You may encourage but not "urge" shareholders to consult their tax advisors. Please revise the disclosure here and in the summary.

15.   Please revise the last sentence under this heading so as to not assume a legal conclusion underlying the tax opinion to be provided. The sentence appears on page 99 and begins "Assuming that the merger will be treated as a reorganization…."

Unaudited Pro Forma Combined Financial Information, page 252

16.   As it relates to adjustment 6 as described on page 258, please revise to disaggregate this adjustment into the following three components:

   • Adjustment to reflect to removal of the allowance for loan losses in connection with applying acquisition accounting under ASC 805;

   • Adjustment for loans within the scope of ASC 310-30;

   • Fair value adjustment for all remaining loans determined not to be within the scope of ASC 310-30.

17.   As it relates to the adjustment for loans determined to be within the scope of ASC 310-30, please revise to disclose the following:

   • how you determined if a loan was in the scope of ASC 310-30 for purposes of these pro forma adjustments;

   • the total amount of loans determined to be in the scope of ASC 310-30;

   • the contractually required payments receivable, the cash flows expected to be collected, the estimated fair value of these loans, the nonaccretable difference and the accretable yield; and

   • an enhanced discussion of the methodology and assumptions used to determine the fair value of these loans.

18.   As it relates to the credit quality fair value adjustment for all remaining loans determined not to be with the scope of ASC 310-30, please address the following:

   • revise to disclose the total amount of loans determined not to be in the scope of ASC 310-30;

   • revise to disclose the gross contractual amounts receivable;

   • revise to disclose the best estimate of the contractual cash flows not expected to be collected;

- revise to include an enhanced discussion of the methodology and assumptions used to determine the fair value of these loans; and

- tell us how you determined the $30.0 million credit quality adjustment should be recognized using a sum of the years digits method and the authoritative literature relied upon in making this determination.

Item 21. Exhibits and Financial Statement Schedules

19.   Please file all exhibits with your next pre-effective amendment, or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

Form 10-K for the fiscal year ended December 31, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations

20.   We note your response to comment 3 of our letter dated July 28, 2010 that at September 30, 2009, your disclosure of impaired loans did not include loans that have sufficient collateral to fully recover the principal outstanding plus interest accrued but would otherwise be considered impaired. In future filings, beginning with your September 30, 2010 Form 10-Q, please revise your disclosures (e.g. ASC 310-10-50-15 through 50-20) to reflect the appropriate amount of loans that meet the definition of an impaired loan in accordance with paragraphs 310-10-35-16 through 35-17 along with a comprehensive discussion of the specific factor that contributed to the amount and timing of any material changes in impaired loans and the related specific allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Attorney-Adviser, at (202) 551-3448 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

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cc: Charles J. Ferry, Esq.
        Kenneth J Rollins, Esq.
        Rhodes &Sinon LLP
        One South Market Square
        12th floor
        Harrisburg, PA 17108-1146